

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2017

Via E-mail
Thomas DeNunzio
Chief Executive Officer
Precise Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re:** **Precise Acquisition, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2017**
> **File No. 333-217030**

Dear Mr. DeNunzio:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2017 letter.

The Offering, page 5

1. We note your reference to "uncertificated shares" in the fourth full paragraph in this section. Please revise or advise us as appropriate.

Item 6-Dilution, page 15

2. We note your response to comment 2 and we reissue our comment. Please revise the definition of "dilution" in your first paragraph to address "net tangible book value". See Item 506 of Regulation S-K. We also do not understand your reference to "net book value" throughout the first paragraph. Please revise as appropriate.

<u>Plan of Distribution, page 16</u>

3. We note your statement in this section that "[n]o Securities <u>will be issued</u> in this offering until a business combination has been completed …." (emphasis added). We also note your statement on page 5 that "all securities issued in connection with the offering … shall be deposited directly into the escrow account promptly upon issuance." Please revise to reconcile your statements.

You may James Giugliano at (202) 551-3319 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining